Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-130074

Prospectus Supplement to Prospectus Dated July 16, 2008.

40,650,407 Shares The Goldman Sachs Group, Inc. Common Stock

This is an offering of 40,650,407 shares of common stock of The Goldman Sachs Group, Inc.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “GS”. The last reported sale price of our common stock on September 23, 2008 was $125.05 per share.

See “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 30, 2007, which is incorporated by reference in the accompanying prospectus, to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$123.00	$5,000,000,061
Underwriting discount	$3.39	$137,804,880
Proceeds, before expenses, to us	$119.61	$4,862,195,181

To the extent that the underwriter sells more than 40,650,407 shares of our common stock, the underwriter has the option to purchase up to an additional 6,097,561 shares of our common stock from us at the initial public offering price less the underwriting discount. The underwriter exercised the option to purchase the additional 6,097,561 shares of our common stock in full on September 25, 2008, increasing the proceeds, before expenses, to us by an additional $729,329,271.

Our common stock is not an obligation of any of our bank or nonbank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares in New York, New York on September 29, 2008, against payment in immediately available funds.

Goldman, Sachs & Co.

Prospectus Supplement dated September 25, 2008.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement describes the specific terms of this offering of our common stock. The section “Description of Capital Stock of The Goldman Sachs Group, Inc.” beginning on page 89 of the accompanying prospectus, dated July 16, 2008 (the “accompanying prospectus”), gives more general information about our common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference under “Available Information” in the accompanying prospectus carefully, especially the risks of investing in our common stock discussed in “Considerations Relating to Capital Securities” beginning on page 110 of the accompanying prospectus and “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 30, 2007. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. References to “Goldman Sachs” means The Goldman Sachs Group, Inc., together with its consolidated subsidiaries and affiliates.

THE OFFERING

Common stock, par value $0.01 per share, offered by us (1)	46,747,968 shares
Common stock outstanding as of September 19, 2008	395,092,183 shares

441,840,151 shares

Voting rights	One vote per share
Offering price	$123.00 per share

(1)	Includes the 6,097,561 shares issuable under the purchase option granted to Goldman, Sachs & Co., which was exercised in full on September 25, 2008. The initial trade date of the offering was September 24, 2008.

Application will be made to list the common stock on the New York Stock Exchange, subject to notice of issuance.

INVESTMENT BY BERKSHIRE HATHAWAY INC.

We have agreed to issue and sell, and Berkshire Hathaway Inc. has agreed to purchase from us, (i) 50,000 shares of our 10% cumulative perpetual preferred stock, Series G, having a liquidation value of $100,000 per share, and (ii) a warrant to purchase 43,478,260 shares of our voting common stock, for an aggregate purchase price of approximately $5.0 billion in cash. The warrant is exercisable at the holder’s option at any time and from time to time, in whole or in part, for five years at an exercise price of $115 per share of our common stock.

USE OF PROCEEDS

We intend to use the proceeds of this offering to provide additional funds for our operations and for other general corporate purposes.

UNDERWRITING

We have entered into an underwriting agreement with Goldman, Sachs & Co. with respect to the 40,650,407 shares of our common stock being offered. Subject to certain conditions, the underwriter has agreed to purchase all of the offered shares.

If the underwriter sells more than the 40,650,407 shares of our common stock offered hereby, the underwriter has an option to buy up to an additional 6,097,561 shares from us to cover such sales. The underwriter exercised the option in full on September 25, 2008.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us. Such amounts are shown reflecting the full exercise of the underwriter’s option to purchase the additional 6,097,561 shares of common stock.

Full Exercise

Per Share	$3.39
Total	$158,475,612

Shares sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to securities dealers may be resold by the dealers at a discount up to $2.03 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriter may change the initial public offering price and the other selling terms. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offerings. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of the purchase option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Because the underwriter is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”, formerly known as NASD) that is subject to the rules of the NYSE and because of its relationship to us, it is generally not permitted under the rules of the NYSE to make markets in or recommendations regarding the purchase or sale of the common stock.

Also, because the underwriter is a subsidiary of The Goldman Sachs Group, Inc., the offering is being conducted in accordance with NASD Rule 2720 of the FINRA. The underwriter is not permitted to sell shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $370,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter is a wholly owned subsidiary of The Goldman Sachs Group, Inc.

The underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF THE SHARES

The validity of the shares will be passed upon for the underwriter by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for Goldman Sachs in connection with the offering of the shares described in this prospectus supplement.

EXPERTS

The financial statements and financial statement schedule of Goldman Sachs incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended November 30, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 30, 2007 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three months ended February 29, 2008 and for the three months ended February 23, 2007 incorporated by reference in this prospectus supplement, and the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three and six months ended May 30, 2008 and for the three and six months ended May 25, 2007 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 3, 2008 and June 28, 2008 incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because the reports are not “reports” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Prospectus dated July 16, 2008

40,650,407 Shares

The Goldman Sachs
Group, Inc.

Common Stock

Goldman, Sachs & Co.